











MORE THAN
COCONUT
WATER
WHOLE COCONUT

Alex Bayer · 2nd

Founder/Chief Executive Officer at Genius Juice

Los Angeles, California · 500+ connections · Contact info

Genius Juice

California Polytechnic State University-San Luis Obispo

Experience

Founder / CEO

Genius Juice

Jan 2014 – Present · 6 yrs

Torrance, CA

We are the world's first all organic coconut smoothie. We simply blend two ingredients: organic coconut water and organic meat to make a creamy, delicious coconut smoothie. Great for pre/post workout, or a middle of the day snack. The coconut meat is rich in MCTs, good fats with protein and fiber.

I founded Genius Juice in January 2014, developed the branding and likeness of our bottles, envisioned and continually coordinating go to market strategies for expansion and brand building of our product to bring this awesome nutrition to the mainstream. ...see more

GENIUS
STATE OF MIND

WHOLE COCONUT
IN EVERY BOTTLE
IT'S PURE GENIUS!

Director of Marketing

VirginRaw Foods, LLC

Aug 2013 – Dec 2013 · 5 mos

Los Angeles, CA

VirginRaw is an organic food company based in Los Angeles, CA. They offer a unique product that blends 21 Premier SuperFoods on the market with a raw-based honey infusion to enhance the flavor and taste. The combined ingredients make for a healthy snack anytime of the day, giving you all the nutrients you need in one serving. ...see more

Account Executive For Imaging Division

Total Corporate Solutions

Dec 2012 – Aug 2013 · 9 mos

Torrance, CA

Improve quality and increase efficiency. We design and review maps of how information flows within you organization, then we co-author a solution that improves the current infrastructure.

TOTAL CORPORATE SOLUTIONS

Director / Fundraising Manager

Karaoke For a Cure

Jan 2011 – Jan 2013 · 2 yrs 1 mo

Torrance CA

I created Karaoke For a Cure as a community project to raise money for children's hospitals, and we have become a full fledged 501(c)(3) corporation.

I currently oversee all of our events and Galas, our sponsored program, and the day ...see more

Account Executive / Independent Agent
Aflac
Sep 2005 – Oct 2012 · 7 yrs 2 mos
Los Angeles, CA

Focusing on strategic consulting and managing associates in AFLAC Includes field training, presenting AFLAC to owners, human resources professionals, and chief financial officer. Also includes training in servicing employees companies offering AFLAC (claims, open enrollments)

...see more

Show 2 more experiences ∨

Education

California Polytechnic State University-San Luis Obispo
Bachelors, Marketing and Graphic Communication
2001 – 2005
Activities and Societies: Alpha Epsilon Pi, American Marketing Association, Entrepeneurial Club

Volunteer Experience

Production Supervisor
Landmark Education
May 2012 · 1 mo
Education

Supervised and coordinated a large 100 person course at Landmark Education. Was responsible for a volunteer staff of 8 individuals and handled the logistics of the entire course

Skills & Endorsements

Marketing · 99+

Endorsed by **Brandon J. Lutz and 4 others who are highly skilled at this**

Endorsed by **4 of Alex's colleagues at Genius Juice**

Leadership · 78

Endorsed by **4 of Alex's colleagues at Genius Juice**

Endorsed by **10 people who know Leadership**

Sales · 74

Endorsed by **Olynn Marshall and 3 others who are highly skilled at this**

Endorsed by **4 of Alex's colleagues at Genius Juice**

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